EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges (UNAUDITED)

Atlas Pipeline Partners, L.P.

(amounts in thousands except ratios)

	Years Ended December 31,
	2011	2010(1)		2009(1)		2008(1)		2007(1)
Earnings:
Income (loss) from continuing operations before income tax expense(2)(3)(4)(5)(6)	$295,478	$(40,717)		$(21,434)		$(510,896)		$(116,728)
Fixed charges	38,566	90,152		106,362		98,598		63,241
Adjustment to net distributed income of equity investee	(577)	6,146		267		—		—
Interest capitalized	(5,146)	(757)		(2,783)		(8,872)		(3,259)
Amortization of previously capitalized interest	333	255		581		309		123
Non-controlling interest	(6,200)	(4,738)		(3,176)		22,781		3,940

Total	$322,454	$50,341		$79,817		$(398,080)		$(52,683)

Fixed Charges:
Interest cost and debt expense	$31,603	$87,273		$101,309		$87,422		$59,017
Interest capitalized	5,146	757		2,783		8,872		3,259
Interest allocable to rental expense(7)	1,817	2,122		2,270		2,304		965

Total Fixed Charges	38,566	90,152		106,362		98,598		63,241
Preferred dividends	389	780		900		2,274		6,250

Total Fixed Charges and Preferred Dividends	$38,955	$90,932		$107,262		$100,872		$69,491

Ratio of Earnings to Fixed Charges	8.4x	—	(8)	—	(9)	—	(10)	—	(11)

Ratio of Earnings to Fixed Charges and Preferred Dividends	8.3x	—	(12)	—	(13)	—	(14)	—	(15)

(1)	Adjusted to reflect the reclassification of accelerated amortization of deferred financing costs from interest expense to loss on early extinguishment of debt (see “Item 8: Financial Statements and Supplementary Data –Note 1).
(2)	Includes a gain on asset sales of $256.3 million and a non-cash loss recognized on derivatives of $4.5 million for the year ended December 31, 2011.
(3)	Includes a non-cash gain recognized on derivatives of $10.2 million and a non-recurring cash derivative unwind expense of $17.9 million for the year ended December 31, 2010.
(4)	Includes a gain on asset sales of $111.4 million, a non-cash loss recognized on derivatives of $51.3 million, a $10.3 million non-cash impairment charge to goodwill and other assets and a non-recurring cash derivative unwind expense of $5.0 million for the year ended December 31, 2009.
(5)	Includes a $676.9 million non-cash impairment charge to goodwill and other assets; a $115.8 million non-cash gain recognized on derivatives; a $19.9 million gain from the Partnership’s repurchase of approximately $60.0 million of its senior unsecured notes for approximately $40.1 million; and a net $197.6 million cash derivative expense related to the early termination of certain derivative contracts for the year ended December 31, 2008.
(6)	Includes a $169.4 million non-cash loss recognized on derivatives for the year ended December 31, 2007.
(7)	Represents one-third of the total operating lease rental expense, which is that portion deemed to be interest.
(8)	The Partnership earnings were insufficient to cover its fixed charges by $39.8 million for this period.
(9)	The Partnership earnings were insufficient to cover its fixed charges by $26.5 million for this period.
(10)	The Partnership earnings were insufficient to cover its fixed charges by $496.7 million for this period.
(11)	The Partnership earnings were insufficient to cover its fixed charges by $115.9 million for this period.
(12)	The Partnership earnings were insufficient to cover its fixed charges and preferred dividends by $40.6 million for this period.
(13)	The Partnership earnings were insufficient to cover its fixed charges and preferred dividends by $27.4 million for this period.
(14)	The Partnership earnings were insufficient to cover its fixed charges and preferred dividends by $499.0 million for this period.
(15)	The Partnership earnings were insufficient to cover its fixed charges and preferred dividends by $122.2 million for this period.